RAIT Investment Trust Closes First $1.0 Billion Commercial Real Estate CDO
Philadelphia, PA — November 9, 2006 — RAIT Investment Trust (“RAIT”) (NYSE: RAS) today announced the closing on November 7, 2006 of a $1.018 billion commercial real estate collateralized debt obligation (“CDO”) transaction. The CDO securities consist of $818 million of investment grade notes, $35 million of non-investment grade notes, and $165 million of preference shares. A wholly owned subsidiary of RAIT owns all of the non-investment grade notes, preference shares and other equity of the CDO Issuer.
At issuance, the weighted-average interest rate of the investment grade securities was one-month LIBOR plus 48 basis points, excluding transaction costs. Notes issued by the CDO Issuer pay interest on a monthly basis.
The CDO debt matures in 2046, and the CDO indenture provides for a five-year reinvestment period during which RAIT can utilize the proceeds of repayments of loans included in the collateral to finance new investments to replace collateral that is repaid, subject to certain rating agency guidelines relating to credit quality and diversification. Thereafter the CDO securities will be redeemed in order of priority as collateral is repaid. Notes issued by the CDO Issuer have expected average duration which ranges from 6.1 years to 10 years.
Assets sold to the CDO by RAIT Partnership, L.P. (which is wholly-owned by RAIT) serve as collateral for the CDO notes and consisted primarily of first mortgage bridge loans, mezzanine loans and unconsolidated real estate interests.
The aggregate outstanding principal balance of the assets sold by RAIT Partnership, L.P. on the closing date of the CDO was approximately $724.2 million. RAIT used the majority of the net proceeds from the CDO transaction to repay substantially all amounts outstanding under its repurchase agreement and credit facilities. RAIT expects the remainder of the net proceeds to be used to fund additional investments. Under the terms of the indenture governing the CDO, RAIT Partnership, L.P. has an initial investment period of approximately eight months from the closing date during which it expects to sell up to $275.8 million of additional assets to the CDO.
RAIT Partnership, L.P., a Delaware limited partnership, will serve as Collateral Manager for the CDO.
RAIT will treat the CDO transaction as a financing and will consolidate the CDO Issuer for financial reporting purposes. All CDO collateral assets will be reported in the consolidated assets of RAIT and the investment grade notes issued to third party investors will be reported as consolidated liabilities.
The offering of the securities referred to herein was made to certain placement agents pursuant to a private placement. The placement agents sold or offered the securities within the Unites States to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 and outside the United States in accordance with Regulation S under the Securities Act of 1933.

The press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act or applicable state securities laws and were offered by the placement agents only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933 and outside the United States in accordance with Regulation S under the Securities Act of 1933.
To review RAIT’s latest news release and other corporate documents, please visit the Company’s website at www.raitinvestmentrust.com or contact Investor Relations at 215.861.7923.
About RAIT Investment Trust
RAIT, a real estate investment trust, is a specialty finance company focused on the mid-size commercial real estate industry. RAIT provides structured financing to private and corporate owners of real estate, including senior and mezzanine lending and preferred equity investments. RAIT also acquires real estate for its own account.
RAIT Investment Trust Contact
Andres Viroslav
215-861-7923
aviroslav@raitinvestmenttrust.com